

Mail Stop 3561

June 9, 2008

Mr. Eric Montandon
Chief Executive Officer
WWA Group, Inc.
2465 West 12th Street, Suite 2
Tempe, Arizona 85281

> **Re:** **WWA Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 10, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 0-26927**

Dear Mr. Montandon:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 9A.  Controls and Procedures (Item 9a (T)), page 41

1.  Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report based on the evaluation of those controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15.  Refer to Item 307 of Regulation S-K.  Otherwise, please tell us how you complied with the Exchange Act Rules regarding management's evaluation of the effectiveness of your disclosure controls and procedures.

Signatures, page 49

2.  Please revise to indicate each capacity in which Mr. Montandon and Mr. Naswa signed the report.  Refer to general instruction D to Form 10-K.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 13. Supplementary Disclosure of Cash Flow Information, page F-17

3.  Reference is made to your disclosure in Form 8-K filed July 19, 2006 and Form 8-K/A filed July 10, 2006.  It appears that you acquired all of the outstanding capital stock of Crown Diamond Holdings, Ltd. upon the conversion of a $3 million convertible loan issued in 2005 and payment of $250,000 in cash.  Yet, your disclosure indicates that you acquired a cargo vessel in exchange for an outstanding note receivable.  Please tell us why the business combination is accounted for and disclosed as an asset purchase as opposed to the acquisition of a business.  Refer to SFAS 141 and EITF 98-3.  Also tell us how you presented the cash payment in the consolidated statements of cash flows on page F-7.  In addition, you disclosed in Form 8-K/A filed July 10, 2006 that the required financial statements and pro forma statements would be filed within the time permitted by the rule, which we assume is Rule 3-05 of Regulation S-X.  However, it appears that the financial statements and pro forma information required by Rule 3-05 of Regulation S-X have not been filed.  Please advise.  In doing so, show us the results of your significance tests using the conditions specified in Rule 1-02(w) of Regulation S-X.

Mr. Eric Montandon
WWA Group, Inc.
June 9, 2008
Page 3

Exhibits 31(a) and 31(b)

4. You omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting.  You have also omitted the beginning portion of paragraph 5 regarding your other certifying officer(s).  Please file certifications that comply exactly with the certification in Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 4T.  Controls and Procedures, page 16

5. Please note that you are not required to provide a report of management on internal control over financial reporting in interim filings.  However, you are required to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report based on the evaluation of those controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15.  Please do so. Refer to Items 308(a) and 307 of Regulation S-K.

Exhibits 31(a) and 31(b)

6. Please file certifications that comply exactly with the certification in Item 601(b)(31)(i) of Regulation S-K.  Refer to the comment above.

*    *    *    *    *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of amendments to expedite our review.  Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,


William H. Thompson
Branch Chief